Exhibit 7.9

EXECUTION VERSION

TowerBrook Investors IV (Onshore), L.P.
TowerBrook Investors IV (892), L.P.
TowerBrook Investors IV (OS), L.P.
TowerBrook Investors IV Executive Fund, L.P.
TowerBrook Investors IV Team Daybreak, L.P.
Ascension Health Alliance d/b/a Ascension

CONFIDENTIAL

February 23, 2018

R1 RCM, Inc.
401 North Michigan Ave

Suite 2700

Chicago, IL 60611
Attn: Christopher Ricaurte

Project Links
Commitment Letter

Ladies and Gentlemen:

R1 RCM, Inc. (the “Borrower or “you”) has advised TowerBrook Investors IV (Onshore), L.P., TowerBrook Investors IV (892), L.P., TowerBrook Investors IV (OS), L.P., TowerBrook Investors IV Executive Fund, L.P., and TowerBrook Investors IV Team Daybreak, L.P. (each, a “TowerBrook Party”) and Ascension Health Alliance d/b/a Ascension (“Ascension” and, together with the TowerBrook Parties, each, a “Commitment Party” and together, the “Commitment Parties,” “us” or “we”) that you intend to acquire (the “Acquisition”) all of the equity interests (the “Shares”) of Intermedix Holdings, Inc. (the “Target” and, together with its subsidiaries, the “Target Companies”) via merger and to consummate the other Transactions described in the transaction description attached hereto as Annex I (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description or the Terms of Subordinated Facility attached hereto as Annex II (the “Term Sheet”; this commitment letter, the Transaction Description, the Term Sheet and the Summary of Additional Conditions attached hereto as Annex III (the “Conditions Annex”), collectively, the “Commitment Letter”). The Borrower, the Target Companies and their respective subsidiaries are sometimes collectively referred to herein as the “Companies”.

1.                  Commitments.

In connection with the Transactions, (i) TowerBrook Investors IV (Onshore), L.P. is pleased to advise you of its commitment to provide 31.524% of the aggregate principal amount of the Subordinated Facility, (ii) TowerBrook Investors IV (892), L.P. is pleased to advise you of its commitment to provide 14.084% of the aggregate principal amount of the Subordinated Facility, (iii) TowerBrook Investors IV (OS), L.P. is pleased to advise you of its commitment to provide 8.060% of the aggregate principal amount of the Subordinated Facility, (iv) TowerBrook Investors IV Executive Fund, L.P. is pleased to advise you of its commitment to provide 0.740% of the aggregate principal amount of the Subordinated Facility, (v) TowerBrook Investors IV Team Daybreak, L.P. is pleased to advise you of its commitment to provide 0.592% of the aggregate principal amount of the Subordinated Facility, and (vi) Ascension is pleased to advise you of its commitment to provide 45.000% of the aggregate principal amount of the Subordinated Facility, in each case on a several and not joint basis and subject only to the terms and conditions expressly set forth in Section 3 of this Commitment Letter and in the Conditions Annex.

2.                  Fees and Indemnities.

(a)               You agree to pay to each Commitment Party, solely for its own account, a non-refundable fee equal to 2.00% of the aggregate principal amount of such Commitment Party’s commitment under the Subordinated Facility as of the date hereof (the “Underwriting Fee”). The Underwriting Fee will be due and payable on, and subject to the occurrence of, the Closing Date. You also agree, to the extent the Closing Date occurs, to reimburse the Commitment Parties for all reasonable and documented out-of-pocket fees and expenses (limited in the case of attorneys’ fees to the reasonable fees, disbursements and other charges of (i) two outside counsels to the Commitment Parties and, only to the extent necessary, (ii) one outside local counsel and/or special counsel to the Commitment Parties in each relevant jurisdiction) incurred in connection with the Subordinated Facility, the preparation of the definitive documentation therefor and the other transactions contemplated hereby. All such out-of-pocket fees and expenses shall be payable in U.S. dollars in immediately available funds free and clear of and without deduction for any and all present or future applicable taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (with appropriate gross-up for withholding taxes).

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(b)               You also agree to indemnify and hold harmless each of the Commitment Parties and each of their affiliates, successors and assigns and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (but limited in the case of attorneys’ fees to one outside counsel and/or special counsel to such Indemnified Parties taken as a whole and one local counsel in each relevant jurisdiction, and solely in the event of a conflict of interest, one additional counsel to each group of similarly situated Indemnified Parties) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any claim, investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) any aspect of the Transactions or any similar transaction and any of the other transactions contemplated thereby or (ii) the Subordinated Facility and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence, bad faith, willful misconduct or a material breach of this Commitment Letter by such Indemnified Party or any of its Related Indemnified Parties (as defined below), or to the extent arising from any dispute solely among Indemnified Parties other than any claims arising out of any act or omission by you or your affiliates . In the case of any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such Proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transactions are consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you, the Target or your or their subsidiaries or affiliates or to your or their respective equity holders or creditors or any other person arising out of, related to or in connection with any aspect of the Transactions, except to the extent of direct (as opposed to special, indirect, consequential or punitive) damages determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence, bad faith, willful misconduct or its material breach of this Commitment Letter. It is further agreed that you shall not have any liability for special, indirect, consequential or punitive damages; provided that the foregoing shall not limit your indemnification obligations under this paragraph. It is further agreed that the Commitment Parties shall only have liability to you (as opposed to any other person), and that the Commitment Parties shall be severally liable solely in respect of their respective commitments to the Subordinated Facility, on a several, and not joint, basis with any other Commitment Party. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct, actual damages resulting from the gross negligence, bad faith or willful misconduct of such Indemnified Party or any of its Related Indemnified Parties as determined by a final, non-appealable judgment by a court of competent jurisdiction. You shall not, without the prior written consent of an Indemnified Party (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless (i) such settlement includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission. For the purposes hereof, “Related Indemnified Party” means (1) any controlling person or controlled affiliate of such Indemnified Party, (2) the respective directors, officers or employees of such Indemnified Party or any of its controlling persons or controlled affiliates and (3) the respective agents of such Indemnified Party or any of its controlling persons or controlled affiliates, in the case of this clause (3), acting on behalf of, or at the express instructions of, such Indemnified Person, controlling person or such controlled affiliate; provided that each reference to a controlling person, controlled affiliate, director, officer or employee in this sentence pertains to a controlling person, controlled affiliate, director, officer or employee involved in the negotiation of this Commitment Letter and the Subordinated Facility.

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3.                  Conditions to Financing.

The commitments of the Commitment Parties in respect of the Subordinated Facility are subject solely to the satisfaction or waiver of each of the conditions precedent set forth in Annex III hereto and the negotiation, execution and delivery by Borrower and its subsidiaries that are party thereto of definitive documentation (which shall be negotiated in accordance with the Documentation Principles) with respect to the Subordinated Facility consistent with this Commitment Letter or otherwise reasonably satisfactory to the Commitment Parties and you (the “Credit Documentation”).

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4.                  Confidentiality and Other Obligations.

This Commitment Letter and the contents hereof are confidential and may not be disclosed by you in whole or in part to any person or entity without our prior written consent except (i) on a confidential basis to your accountants, attorneys and other professional advisors in connection with the Transactions and the Target and its accountants, attorneys and other professional advisors, (ii) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process based on the reasonable advice of your legal counsel (in which case you agree to inform us promptly thereof), (iii) on a confidential basis to the board of directors, accountants, attorneys and other professional advisors of the Target in connection with their consideration of the Transactions, (iv) on a confidential basis to the commitment parties under the First Lien Facilities Commitment Letter who agree to be bound by this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to you and each Commitment Party, including as may be agreed in any confidential information memorandum or other marketing material), and (v) after your acceptance thereof, (A) in filings that are required by law to be made by you in connection with the Transactions with the Securities and Exchange Commission and (B) with respect to the Term Sheet only and on a confidential basis, to ratings agencies for purposes of securing credit ratings; provided that it is understood that after your acceptance of this Commitment Letter, the aggregate fees payable hereunder may be disclosed in generic disclosure of aggregate sources and uses contained in any marketing materials relating to the Subordinated Facility; provided, further that the foregoing restrictions shall cease to apply in respect of the existence and contents of this Commitment Letter on the date that is two years following the date of this Commitment Letter.

The Commitment Parties shall use all confidential information provided to them by or on behalf of you hereunder solely for the purpose of providing the Subordinated Facility and otherwise in connection with the Transactions and shall treat confidentially all such information and this Commitment Letter and the contents hereof; provided, however, that nothing herein shall prevent the Commitment Parties from disclosing any such information or this Commitment Letter and the contents hereof (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case the applicable Commitment Party agrees to inform you promptly thereof prior to such disclosure to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Parties or any of their respective affiliates, or in connection with a routine audit, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this agreement by the Commitment Parties, (iv) to the Commitment Parties’ respective affiliates, employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information, (v) to the extent that such information is received by the Commitment Parties from a third party that is not to the Commitment Parties’ knowledge subject to confidentiality obligations to you, (vi) to the extent that such information is independently developed by the Commitment Parties or (vii) to potential participants or assignees who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to you and each Commitment Party, including as may be agreed in any confidential information memorandum or other marketing material). Each Commitment Party shall be responsible for compliance by its affiliates and any of their respective employees, directors, or officers with this paragraph. This paragraph shall terminate on the first anniversary of the date hereof.

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You acknowledge that your and your affiliates’ rights and obligations under any other agreement with any of the Commitment Parties or any of their respective affiliates that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties pursuant to this Commitment Letter, and none of such rights and obligations under such other agreements shall be affected by the Commitment Parties’ performance or lack of performance of services hereunder.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the Subordinated Facility is an arm’s- length commercial transaction between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, (ii) the Commitment Parties have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby, (iv) in connection with each transaction contemplated hereby and the process leading to such transaction, each of the Commitment Parties has been, is, and will be acting solely as a principal and has not been, is not, and will not be acting as an advisor, agent or fiduciary, for you or any of your affiliates, stockholders, creditors or employees or any other person or entity, (v) the Commitment Parties have not assumed and will not assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any of the Commitment Parties has advised or is currently advising you or your affiliates on other matters) and the Commitment Parties have no obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter and (vi) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

5.                  Survival of Obligations.

The provisions of Sections 2(b), 4, 5 and 6 shall remain in full force and effect regardless of whether any Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder, provided, that if the Closing Date occurs, your indemnification and expense reimbursement obligations hereunder shall be superseded by the corresponding provisions of the Credit Documentation to the extent covered thereby.

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6.                  Miscellaneous.

This Commitment Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together, shall constitute an original. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York; provided, however, that whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to choice-of-laws or conflicts-of-laws provisions thereof. Each party hereto hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Transactions and the other transactions contemplated hereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof. Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter, the Transactions and the other transactions contemplated hereby and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. Each party hereto waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

This Commitment Letter embodies the entire agreement and understanding among the parties hereto and your affiliates with respect to the Subordinated Facility and supersedes all prior agreements and understandings relating to the subject matter hereof. No party has been authorized by the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter (including the attachments hereto) may not be amended, and no term or provision hereof may be waived or modified, except by an instrument in writing signed by each of the parties hereto.

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The Commitment Parties acknowledge that the Target has relied on this Commitment Letter and, accordingly, the Commitment Parties acknowledge that the Target is an express third party beneficiary hereof and is entitled to specifically enforce the obligations of each Commitment Party directly against such Commitment Party, subject to the satisfaction of each of the following conditions (the “Specific Performance Conditions”): (i) all conditions in Section 7.01 and Section 7.02 of the Acquisition Agreement (other than those conditions that by their nature are to be satisfied at the Closing (as defined in the Acquisition Agreement), but each of which is capable of being, and is reasonably expected to be satisfied at the Closing) have been satisfied or waived at the time when the Closing would have occurred in accordance with Section 2.02 of the Acquisition Agreement (after taking into account the Marketing Period (as defined in the Acquisition Agreement)), (ii) the financing contemplated pursuant to the Senior Debt Commitment Letter (as defined in the Acquisition Agreement) has been funded or will be funded at the Closing (assuming the funding of the Subordinated Facility at the Closing), and (iii) Target has irrevocably confirmed in writing to Parent (as defined in the Acquisition Agreement) that (A) all conditions in Sections 7.01 and 7.03 of the Acquisition Agreement have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being, and is reasonably expected to be, satisfied at the Closing) or Target is willing to irrevocably waive such open condition(s) and (B) if specific performance is granted and the Debt Financing (as defined in the Acquisition Agreement) is funded, Target stands ready, willing and able to consummate the Closing pursuant to Section 2.02 of the Acquisition Agreement. In connection therewith, subject to the satisfaction of each of the Specific Performance Conditions, the Target has the right to seek an injunction, or other appropriate form of specific performance or equitable relief, to cause each such Commitment Party to fund, directly or indirectly, its ratable share of the Subordinated Facility and to take any and all actions as may be necessary or appropriate to cause each such Commitment Party’s ratable share of the Subordinated Facility to be funded. The Commitment Parties further agree that the Target shall not be required to post a bond in connection with the obtaining of any such injunctive or other equitable relief sought hereunder. Notwithstanding the foregoing, no Commitment Party shall be required to fund its ratable share of the Subordinated Facility if any of the conditions set forth in Section 3 of this Commitment Letter or in the Conditions Annex have not been satisfied. Notwithstanding anything that may be expressed or implied in this Commitment Letter or any document or instrument delivered in connection herewith, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, and notwithstanding the fact that any Commitment Party may be a partnership or limited liability company, by its acceptance of the benefits of this Commitment Letter, the Target acknowledges and agrees that no person other than the Commitment Parties has any obligations hereunder, and nothing in this Commitment Letter is intended, nor shall anything herein be construed, to confer upon any person any remedy, recourse or right of recovery (whether at law, in equity, in contract, in tort or otherwise) against, or contribution from, any Commitment Party Affiliate through any Commitment Party or otherwise, whether by or through attempted piercing of the corporate veil or similar action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, by or through a claim or other action by or on behalf of any Commitment Party against any Commitment party or Commitment Party Affiliate, or otherwise. For purposes of this Commitment Letter, “Commitment Party Affiliate” means, as applied to a Commitment Party, any of the following (other than such Commitment Party): (a) any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officers, members, managers, directors, employees, agents, attorneys, controlling persons, assignees or affiliates of such Commitment Party, and/or (b) any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officers, members, managers, directors, employees, agents, attorneys, controlling persons, assignees or affiliates of any of the foregoing. For the avoidance of doubt, none of the Borrower, Parent (as defined in the Acquisition Agreement) or Merger Sub (as defined in the Acquisition Agreement) shall be a Commitment Party Affiliate.

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This Commitment Letter may not be assigned by you without our prior written consent (and any purported assignment without such consent will be null and void. Subject to the immediately preceding paragraph, this Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and the Indemnified Parties). Each Commitment Party may assign its commitment hereunder, in whole or in part, to any of its affiliates; provided that, unless otherwise agreed by you, such Commitment Party shall not be relieved, released or novated from its obligations hereunder in connection with any such assignment to an affiliate unless such affiliate shall have funded such assigned commitment on the Closing Date.

Please indicate your acceptance of the terms of the Subordinated Facility set forth in this Commitment Letter by returning to us an executed counterpart of this Commitment Letter not later than 11:59 p.m. (New York City time) on February 23, 2018, whereupon the undertakings of the parties with respect to the Subordinated Facility shall become effective to the extent and in the manner provided hereby. This offer shall terminate with respect to the Subordinated Facility if not so accepted by you at or prior to that time. Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earliest of (a) 11:59 p.m. (New York City time) on June 23, 2018, (b) the closing of the Acquisition without the use of the Subordinated Facility, (c) the acceptance by the Target or any of its affiliates of an offer for all or any substantial part of their capital stock or property and assets other than as part of the Transactions, (d) the termination of the Acquisition Agreement or (e) your public announcement that you are abandoning the Acquisition; provided that the termination of any commitment pursuant to this sentence does not prejudice our or your rights and remedies in respect of any breach of this Commitment Letter.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter, subject to the conditions set forth in Section 3 of this Commitment Letter and to the Conditions Annex.

[The remainder of this page intentionally left blank.]

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

TOWERBROOK INVESTORS IV (ONSHORE), L.P.

By: TowerBrook Investors GP IV, L.P.,
its General Partner

By: TowerBrook Investors, Ltd.,
its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Attorney-in-Fact

By:	/s/ Jennifer Glassman
Name: Jennifer Glassman
Title: Attorney-in-Fact

TOWERBROOK INVESTORS IV (892), L.P.

By: TowerBrook Investors GP IV (Alberta), L.P.,
its General Partner

By: TowerBrook Investors, Ltd.,
its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Attorney-in-Fact

By:	/s/ Jennifer Glassman
Name: Jennifer Glassman
Title: Attorney-in-Fact

[Project Links - Signature Page to Subordinated Debt Commitment Letter]

TOWERBROOK INVESTORS IV (OS), L.P.

By: TowerBrook Investors GP IV (Alberta), L.P.,
its General Partner

By: TowerBrook Investors, Ltd.,
its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Attorney-in-Fact

By:	/s/ Jennifer Glassman
Name: Jennifer Glassman
Title: Attorney-in-Fact

TOWERBROOK INVESTORS IV EXECUTIVE FUND, L.P.

By: TowerBrook Investors GP IV, L.P.,
its General Partner

By: TowerBrook Investors, Ltd.,
its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Attorney-in-Fact

By:	/s/ Jennifer Glassman
Name: Jennifer Glassman
Title: Attorney-in-Fact

[Project Links - Signature Page to Subordinated Debt Commitment Letter]

TOWERBROOK INVESTORS IV TEAM DAYBREAK, L.P.

By: TowerBrook Investors IV Team Daybreak Cayman Holdco Ltd.,
its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Attorney-in-Fact

By:	/s/ Jennifer Glassman
Name: Jennifer Glassman
Title: Attorney-in-Fact

[Project Links - Signature Page to Subordinated Debt Commitment Letter]

ASCENSION HEALTH ALLIANCE
D/B/A ASCENSION

By:	/s/ Anthony J. Speranzo
Name: Anthony J. Speranzo
Title: Executive Vice President and Chief Financial Officer

[Project Links - Signature Page to Subordinated Debt Commitment Letter]

Accepted and agreed to as of the date first above written:

R1 RCM Inc.

By: /s/ Joseph Flanagan

Name: Joseph Flanagan
Title: President and Chief Executive Officer

[Project Links - Signature Page to Subordinated Debt Commitment Letter]

Annex I

PROJECT LINKS

TRANSACTION DESCRIPTION

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the other Annexes to the Commitment Letter to which this Annex I is attached (the “Commitment Letter”) or in the Commitment Letter.

The Borrower intends to acquire (the “Acquisition”) all of the equity interests (the “Shares”) of Intermedix Holdings, Inc. (the “Target” and, together with its subsidiaries, the “Target Companies”). The date of consummation of the Acquisition and satisfaction (or waiver) of the other conditions precedent set forth in Section 3 of the Commitment Letter and in the Conditions Annex is referred to herein as the “Closing Date”. To effectuate the foregoing:

(a)	Borrower, Project Links Parent, Inc., a Delaware corporation that is a wholly owned direct subsidiary of the Borrower, acting as purchaser (the “Purchaser”), and Thomas H. Lee Equity Fund VI, L.P. (in its capacity as Seller Representative (as defined in the Acquisition Agreement)) (the “Sellers”) will enter into a definitive agreement and plan of merger (such executed and delivered agreement and plan of merger, the “Acquisition Agreement”), pursuant to which the Purchaser will acquire the Shares from the Sellers.

(b)	The Borrower shall obtain senior secured first lien credit facilities in an aggregate amount of $295 million (as such amount may be increased due to the financing of flex OID or reduced due to reduction in purchase price under the Acquisition Agreement), comprised of a $270 million senior secured first lien term loan facility (the “First Lien Term Loan Facility”) and a $25 million senior secured first lien revolving credit facility (together with the First Lien Term Loan Facility, the “First Lien Facilities”).

(c)	The Borrower will issue subordinated notes in an aggregate amount of $110 million (the “Subordinated Facility”), as described in Annex II to the Commitment Letter.

(d)	On the Closing Date, all indebtedness of the Target (other than limited indebtedness to be agreed by the Commitment Parties and the Borrower) shall be repaid in full, and all liens securing such indebtedness released and terminated.

(e)	Fees and expenses incurred in connection with the Transactions (the “Transaction Costs”) will be paid.

The transactions described above (including the payment of Transaction Costs) are collectively referred to herein as the “Transactions”.

Annex I-1

Annex II

PROJECT LINKS

TERMS OF SUBORDINATED FACILITY

Set forth below is a summary of the principal terms and conditions for the Subordinated Facility. Capitalized terms used but not defined in this Annex II shall have the meanings set forth in the letter to which this Annex II is attached or in Annex I or III attached thereto.

Issuer	R1 RCM Inc. (the “Borrower”)
Purchasers	The Commitment Parties and their permitted assignee(s).
Structure

Subordinated in right of payment to all obligations in respect of the First Lien Facilities; provided that such subordination shall (i) only prevent payment or prepayment of principal, cash interest or other cash amounts in respect of the Subordinated Facility upon the occurrence of (x) a liquidation, dissolution, insolvency proceeding or wind-up event or a payment default (without limitation as to number or duration of blockages) on the First Lien Facilities and (y) any other event of default under the First Lien Facilities, subject to a maximum duration of 180 days, a maximum number of blockages during the term of the First Lien Facilities of 4, and a minimum of 180 days required between the end of any blockage period and the commencement of any successive blockage period, and (ii) contain customary turnover rights with respect to proceeds received in contravention of clause (i). For the avoidance of doubt, such subordination provisions (the “Subordination Provisions”) shall not prevent the payment of interest in kind under any circumstances. Following the termination of such payment blockage period, payments of principal, cash interest and other cash amounts in respect of the Subordinated Facility (including any missed payments) shall be resumed.

The Subordinated Facility will not be contractually subordinated in right of payment to any indebtedness of the Borrower or any guarantor other than the First Lien Facilities.

Commitment Amount	$110,000,000
Purpose	The proceeds of the Subordinated Facility will be used by the Borrower, together with the proceeds of the First Lien Facilities and cash on hand of the Borrower, to fund a portion of the Transactions.
Documentation Principles	The definitive documentation for the Subordinated Facility shall, except as otherwise set forth herein or consented to by the Purchasers, be based on and substantially consistent with the definitive documentation for the First Lien Facilities (as modified to reflect the nature of the Subordinated Facility as a subordinated notes financing and with appropriate cushions), and be negotiated in good faith within a reasonable time period to be determined based on the expected Closing Date (the “Documentation Principles”); provided, that (i) the Subordinated Facility shall only cross-accelerate (as opposed to cross-default) to other material indebtedness and (ii) such documentation shall expressly permit any audit opinion qualifications relating to defaults under the First Lien Facilities which are not independently defaults under the Subordinated Facility.

Annex II-1

Interest Rate

Interest shall accrue at 14.0% per annum, increasing by 1.0% per annum on the third anniversary of the Closing Date and by an additional 1.0% per annum on each subsequent anniversary of the Closing Date until the Subordinated Facility is repaid in full.

Interest will be payable quarterly in cash; provided, that (i) for any one or more fiscal quarters ending on or prior to the first anniversary of the Closing Date, at the election of the Borrower (as evidenced by a written authorization of the board of directors of the Borrower and other than if a default or event of default has occurred and is continuing), 75% (or such lesser percentage as the Borrower may elect) of each applicable interest payment will be payable in kind (with such payment being capitalized to principal on the last day of each applicable fiscal quarter) and 25% (or such applicable greater percentage to the extent the Borrower elects to pay less than 75% in kind) of each such interest payment will be payable quarterly in cash; (ii) for any one or more fiscal quarters ending after the first anniversary of the Closing Date and on or prior to the second anniversary of the Closing Date, at the election of the Borrower (as evidenced by a written authorization of the board of directors of the Borrower and other than if a default or event of default has occurred and is continuing), 50% (or such lesser percentage as the Borrower may elect) of each applicable interest payment will be payable in kind (with such payment being capitalized to principal on the last day of each applicable fiscal quarter) and 50% (or such applicable greater percentage to the extent the Borrower elects to pay less than 50% in kind) of each such interest payment will be payable quarterly in cash; and (iii) for any one or more subsequent fiscal quarters, at the election of the Borrower (as evidenced by a written authorization of the board of directors of the Borrower and other than if a default or event of default has occurred and is continuing), 25% (or such lesser percentage as the Borrower may elect) of each applicable interest payment will be payable in kind (with such payment being capitalized to principal on the last day of each applicable fiscal quarter) and 75% (or such applicable greater percentage to the extent the Borrower elects to pay less than 25% in kind) of each such interest payment will be payable quarterly in cash.

Notwithstanding the foregoing, if on the date any interest payment is due the payment of cash interest is prohibited by the Subordination Provisions, the Borrower shall be deemed to have elected to pay in kind the entirety of such interest payment on such date.

To the extent applicable, after the fifth anniversary of the Closing Date, the Borrower shall make payments in cash (the “AHYDO Catch-Up Payment”) in respect of the Subordinated Facility at such times and in such amounts as necessary so that the Subordinated Facility will not have “significant original issue discount” and thus will not be treated as an “applicable high yield discount obligation” within the meaning of Section 163(i) of the Internal Revenue Code of 1986, as amended.

Annex II-2

Default Rate	At any time when the Borrower is in default in the payment of any amount under the Subordinated Facility after giving effect to any applicable grace period or during the continuation of an insolvency event of default, such overdue amounts shall bear interest at 2.00% per annum above the rate otherwise applicable thereto.
Maturity Date	The one year anniversary of the stated maturity date of the First Lien Term Loan Facility
Guarantees	Same as First Lien Facilities, but subordinated in right of payment thereto.
Security	None.
Scheduled Amortization	None.
Transferability	Freely transferable.
Mandatory Prepayments	None.
Change of Control Repurchase Option	101% of par, plus accrued and unpaid interest to, but excluding, the repurchase date.
Voluntary Prepayments	Any voluntary prepayment of the Subordinated Facility (other than in connection with a change of control) shall be subject to a prepayment premium of (a) if such prepayment is made before the first anniversary of the Closing Date, an amount equal to 3.0% of the principal amount of the Subordinated Facility so prepaid, (b) if such prepayment is made on or after the first anniversary of the Closing Date but prior to the second anniversary of the Closing Date, an amount equal to 2.0% of the principal amount of the Subordinated Facility so prepaid, (c) if such prepayment is made on or after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, an amount equal to 1.0% of the principal amount of the Subordinated Facility so prepaid, and (d) if such prepayment is made on or after the third anniversary of the Closing Date, an amount equal to 0.0% of the principal amount of the Subordinated Facility so prepaid.
Representations, Warranties and Covenants	Substantially the same as First Lien Facilities, subject to the Documentation Principles; provided, however, that negative covenants will be limited to restrictions on liens, restrictions on restricted payments during continuance of Event of Default, and restrictions on merger or sale of all or substantially all assets.
Financial Covenants	None.
Events of Default	Substantially the same as the First Lien Facilities, subject to the Documentation Principles.

Annex II-3

Indemnity	Substantially similar to Section 3(b) of the Commitment Letter.
Governing Law and Forum	New York.

Annex II-4

Annex III

Project Links
SUMMARY OF ADDITIONAL
CONDITIONS

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the other Annexes to the Commitment Letter or in the Commitment Letter.

The extensions of credit under the Subordinated Facility on the Closing Date will be subject to the satisfaction or waiver of only (i) the condition described in the first paragraph of Section 3 of the Commitment Letter and (ii) the following additional conditions precedent:

1.	The Acquisition shall have been, or shall concurrently with the funding of the Subordinated Facility be, consummated in accordance with the terms of the Acquisition Agreement (as amended, revised, supplemented, modified or waived).

2.	Definitive documentation in respect of the First Lien Facilities on the terms and conditions set forth in Annex II of that certain Commitment Letter, dated as of February 23, 2018 (the “First Lien Facilities Commitment Letter”), by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Incorporated, Ares Capital Management LLC, on behalf of one or more funds and accounts managed directly or indirectly by Ares Capital Management LLC and the Borrower (without giving effect to any amendment, waiver or other modification or consent that is materially adverse to the Commitment Parties (in their capacity as such) unless consented to by the Commitment Parties (such consent not to be unreasonably withheld, conditioned or delayed)) shall have been executed and the Borrower shall have received the proceeds of $270 million in aggregate principal amount of term loans thereunder (as such amount may be increased due to the financing of flex OID or reduced due to reduction in purchase price under the Acquisition Agreement (it being agreed that any such reduction in purchase price shall be applied pro rata to the term loans under the First Lien Facilities and the Subordinated Facility)).

3.	The Commitment Parties shall have received (a) customary opinions of counsel to the Borrower and the Guarantors, customary evidence of authority, customary officer’s certificates and good standing certificates (to the extent applicable) in the respective jurisdictions of organization of the Borrower and the Guarantors and (b) customary Uniform Commercial Code lien searches with respect to the Borrower and Guarantors in their respective jurisdictions of organization; provided, that if such lien searches are not received on the Closing Date after Borrower’s use of commercially reasonable efforts to cause such to have been received, the receipt of such lien searches shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but shall be required to be delivered as soon as practicable after the Closing Date pursuant to arrangements to be mutually agreed between the Borrower and the Commitment Parties.

4.	All fees due and payable to the Commitment Parties shall have been paid, and all expenses to be paid or reimbursed to the Commitment Parties that have been invoiced at least three business days prior to the Closing Date shall have been paid.

Annex III-1